File No. 82-5215

㊅ 松井証券

ネットストック

February 23, 2005


05006132


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
185
SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the nine months ended December 31, 2004

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By ____________

Name : Hirohito IMADA
Title : Chief Financial Officer

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2004


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2005
WASH D.C. 185
SECTION

Date: January 24, 2005
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Date of board meeting approving the account settlement: January 24, 2005
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for the nine months ended December 31, 2004

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2004	26,932	(59.1)	25,168	(57.1)	16,374	(78.9)	16,353	(83.8)
Nine months ended Dec. 31, 2003	16,929	(64.0)	16,025	(70.0)	9,151	(226.8)	8,895	(218.6)
Year ended Mar. 31, 2004	25,036	(86.5)	23,738	(95.4)	14,285	(303.6)	14,016	(298.4)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Nine months ended Dec. 31, 2004	9,212	(98.0)	103.54	92.20	28.8	4.2
Nine months ended Dec. 31, 2003	4,652	(291.8)	52.74	50.86	18.1	4.5
Year ended Mar. 31, 2004	7,280	(390.3)	81.50	76.99	20.5	4.3

Note: 1. Investment gain and loss on equity :None

2. Average number of shares outstanding
   - Nine months ended Dec.31, 2004 88,970,653 shares
   - Nine months ended Dec.31, 2003 88,205,001 shares
   - Year ended Mar. 31, 2004 88,373,711 shares

3. Change in accounting policies: None

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
Nine months ended Dec. 31, 2004	561,823	46,189	8.2	519.09
Nine months ended Dec. 31, 2003	353,565	36,413	10.3	410.44
Year ended Mar. 31, 2004	488,166	39,162	8.0	439.36

Note: 1. Number of shares outstanding
   - As of Dec. 31, 2004 88,981,493 shares
   - As of Dec. 31, 2003 88,716,820 shares
   - As of Mar. 31, 2004 88,957,910 shares

(3) Scope of consolidation and equity method

Consolidated subsidiaries:	1 company
Affiliates applicable of equity method:	None

(4) Change in scope of consolidation and equity method application: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2003	December 31, 2004	March 31, 2004
(Assets)			
Current assets			
Cash and bank deposits	20,104	36,652	29,744
Cash segregated as deposits	144,401	216,003	183,002
Cash in trust	–	9,200	4,400
Trading assets	71	3	397
Net receivables arising from pre-settlement date trades	37	88	14
Margin account assets:	178,244	285,421	261,154
Loans receivable from customers	173,434	279,325	252,081
Cash deposited as collateral for securities borrowed from securities finance companies	4,810	6,096	9,073
Receivable on collateralized securities transactions:	–	944	–
Cash deposits collateral for securities borrowed	–	944	–
Receivables from customers and others	26	20	23
Advance paid for subscription	–	–	44
Short-term guarantee deposits	3,629	3,725	899
Others	2,300	4,300	3,415
Allowance for doubtful accounts	(200)	(160)	(206)
Total current assets	348,611	556,195	482,887
Fixed assets			
Tangible fixed assets	910	1,177	974
Intangible assets	2,063	1,919	2,055
Software	2,014	1,865	1,997
Others	49	54	58
Investments and others	1,981	2,532	2,250
Investment securities	986	1,354	1,177
Others	1,263	1,209	1,334
Allowance for doubtful accounts	(268)	(31)	(261)
Total fixed assets	4,954	5,628	5,279
Total assets	353,565	561,823	488,166

(Millions of Yen)

Item	December 31, 2003	December 31, 2004	March 31, 2004
(Liabilities)			
Current liabilities			
Trading assets	70	2	217
Margin account liabilities:	38,436	70,000	101,342
Loans from securities finance companies	13,027	31,436	64,046
Proceeds of securities sold on customers' account	25,409	38,563	37,296
Payables on collateralized securities transactions:	12,196	37,774	23,579
Cash deposits as collateral for securities loaned	12,196	37,774	23,579
Deposits received	57,672	108,582	79,361
Guarantee money received	97,929	127,352	112,977
Suspense account for undelivered securities	10	–	15
Short-term borrowings	12,927	73,379	25,177
Commercial paper	–	3,000	3,000
Bond due within one year	–	500	500
Accrued income taxes	3,739	3,376	6,112
Accrued bonuses	60	138	–
Others	1,177	1,584	1,650
Total current liabilities	224,217	425,687	353,929
Long-term liabilities			
Bond	20,500	40,000	20,000
Convertible bond	40,000	40,000	40,000
Long-term borrowings	31,037	8,008	33,532
Reserve for directors' retirement bonuses	282	241	281
Others	0	0	0
Total long-term liabilities	91,819	88,249	93,813
Statutory reserves			
Reserve for securities transactions	1,117	1,698	1,261
Total Statutory reserves	1,117	1,698	1,261
Total liabilities	317,152	515,634	449,004
(Shareholders' equity)			
Common stock	11,447	11,464	11,463
Capital surplus	9,296	9,313	9,312
Earned surplus	15,724	25,304	18,352
Net unrealized gain (loss) on investment securities, net of taxes	(43)	128	52
Treasury stock	(11)	(20)	(17)
Total shareholders' equity	36,413	46,189	39,162
Total liabilities and shareholders' equity	353,565	561,823	488,166

Consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Operating revenues			
Commissions	13,754	19,636	20,206
Net gain (loss) on trading	1	5	30
Interest and dividend income	3,174	7,290	4,800
Total operating revenues	16,929	26,932	25,036
Interest expenses	905	1,763	1,298
Net operating revenues	16,025	25,168	23,738
Selling, general and administrative expenses	6,874	8,795	9,453
Transaction related expenses	1,588	2,450	2,261
Employees' compensation and benefits	1,416	1,410	1,863
Occupancy and rental	247	203	369
Data processing and office supplies	2,884	3,924	3,986
Depreciation	505	548	689
Duties and taxes other than income taxes	53	143	67
Provision of allowance for doubtful accounts	95	–	94
Others	86	117	125
Operating income	9,151	16,374	14,285
Non-operating income	23	81	30
Non-operating expenses	279	102	298
Ordinary income	8,895	16,353	14,016
Special profits	2	59	2
Special losses	419	441	776
Income before income taxes	8,478	15,971	13,242
Income taxes - current	4,307	6,565	6,676
Income taxes - deferred	(480)	195	(713)
Net income	4,652	9,212	7,280

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2004 ('03. 4. 1 - '03. 6.30)	2Q of the year ended Mar. 31, 2004 ('03. 7. 1 - '03. 9.30)	3Q of the year ended Mar. 31, 2004 ('03.10. 1 - '03.12.31)	4Q of the year ended Mar. 31, 2004 ('04. 1. 1 - '04. 3.31)	Total for the year ended Mar. 31, 2004 ('03. 4. 1 - '04. 3.31)
Operating revenues	3,894	6,180	6,856	8,107	25,036
Commissions	3,127	5,159	5,468	6,452	20,206
Net gain (loss) on trading	0	(0)	1	29	30
Interest and dividend income	767	1,021	1,387	1,626	4,800
Interest expenses	295	293	316	393	1,298
Net operating revenues	3,599	5,886	6,539	7,713	23,738
Selling, general and administrative expenses	2,037	2,458	2,378	2,580	9,453
Transaction related expenses	414	589	586	672	2,261
Employees' compensation and benefits	463	436	517	447	1,863
Occupancy and rental	84	82	81	123	369
Data processing and office supplies	870	1,017	998	1,102	3,986
Depreciation	157	172	176	185	689
Duties and taxes other than income taxes	17	52	(16)	14	67
Provision of allowance for doubtful accounts	9	76	10	(1)	94
Others	25	35	26	38	125
Operating income	1,562	3,428	4,161	5,134	14,285
Non-operating income and expenses	10	(44)	(223)	(12)	(268)
Ordinary income	1,572	3,385	3,938	5,121	14,016
Special profits and losses	(168)	(135)	(114)	(358)	(774)
Income before income taxes	1,405	3,249	3,824	4,764	13,242
Income taxes-current	709	1,750	1,848	2,369	6,676
Income taxes-deferred	(61)	(251)	(168)	(233)	(713)
Net income	757	1,751	2,144	2,628	7,280

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6.30)	2Q of the year ended Mar. 31, 2005 ('04. 7. 1 - '04. 9.30)	3Q of the year ended Mar. 31, 2005 ('04.10. 1 - '04.12.31)	Total for the nine months ended Dec. 31, 2004 ('04. 4. 1 - '04.12.31)
Operating revenues	10,407	8,536	7,989	26,932
Commissions	7,990	6,116	5,531	19,636
Net gain (loss) on trading	13	(2)	(7)	5
Interest and dividend income	2,403	2,421	2,466	7,290
Interest expenses	603	534	626	1,763
Net operating revenues	9,804	8,001	7,363	25,168
Selling, general and administrative expenses	3,162	2,683	2,950	8,795
Transaction related expenses	926	753	770	2,450
Employees' compensation and benefits	522	399	489	1,410
Occupancy and rental	67	67	69	203
Data processing and office supplies	1,329	1,248	1,348	3,924
Depreciation	175	182	191	548
Duties and taxes other than income taxes	56	47	40	143
Provision of allowance for doubtful accounts	48	(48)	–	–
Others	38	35	44	117
Operating income	6,642	5,319	4,412	16,374
Non-operating income and expenses	(55)	12	22	(21)
Ordinary income	6,588	5,330	4,435	16,353
Special profits and losses	(123)	(112)	(146)	(382)
Income before income taxes	6,465	5,218	4,289	15,971
Income taxes-current	2,375	2,449	1,741	6,565
Income taxes-deferred	315	(190)	70	195
Net income	3,775	2,959	2,478	9,212

Non-Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2004

Date: January 24, 2005
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Date of board meeting approving the account settlement: January 24, 2005
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-consolidated financial summary for the nine months ended December 31, 2004

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2004	26,932	(59.1)	25,168	(57.1)	16,368	(79.0)	16,343	(83.9)
Nine months ended Dec. 31, 2003	16,929	(64.0)	16,025	(70.0)	9,144	(227.7)	8,887	(219.5)
Year ended Mar. 31, 2004	25,036	(86.5)	23,738	(95.4)	14,277	(304.8)	14,007	(299.7)

	Net income		Earnings/ share	Fully diluted earnings/ share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Nine months ended Dec. 31, 2004	9,206	(98.1)	103.47	92.14	28.8	4.2
Nine months ended Dec. 31, 2003	4,647	(293.2)	52.69	50.81	18.1	4.5
Year ended Mar. 31, 2004	7,275	(392.2)	81.44	76.93	20.5	4.3

Note: 1. Average number of shares outstanding
Nine months ended Dec. 31, 2004 88,970,653 shares
Nine months ended Dec. 31, 2003 88,205,001 shares
Year ended Mar. 31, 2004 88,373,711 shares

2. Change in accounting policies: None

3. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the Nine months ended December 31, 2003 and 2004.

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Earnings/ shareholders' equity	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
Nine months ended Dec. 31, 2004	561,764	46,133	8.2	518.46	486.1
Nine months ended Dec.31, 2003	353,512	36,363	10.3	409.88	567.6
Year ended Mar. 31, 2004	488,111	39,112	8.0	438.80	436.1

Note: 1. Number of shares outstanding
As of Dec. 31, 2004 88,981,493 shares
As of Dec. 31, 2003 88,716,820 shares
As of Mar. 31, 2004 88,957,910 shares

2. Number of treasury stocks
Dec. 31, 2004 10,092 shares
Dec. 31, 2003 6,855 shares
Mar. 31, 2004 9,149 shares

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Non-Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2003	December 31, 2004	March 31, 2004
(Assets)			
Current assets			
Cash and bank deposits	19,990	36,479	29,580
Cash segregated as deposits	144,401	216,003	183,002
Cash in trust	–	9,200	4,400
Trading assets	71	3	397
Net receivables arising from pre-settlement date trades	37	88	14
Margin account assets:	178,244	285,421	261,154
Loans receivable from customers	173,434	279,325	252,081
Cash deposited as collateral for securities borrowed from securities finance companies	4,810	6,096	9,073
Receivable on collateralized securities transactions:	–	944	–
Cash deposits collateral for securities borrowed	–	944	–
Receivables from customers and others	26	20	23
Advance paid for subscription	–	–	44
Short-term guarantee deposits	3,629	3,725	899
Others	2,296	4,298	3,414
Allowance for doubtful accounts	(200)	(160)	(206)
Total current assets	348,493	556,021	482,721
Fixed assets			
Tangible fixed assets	568	842	634
Intangible assets	2,063	1,919	2,055
Software	2,014	1,865	1,997
Others	49	54	58
Investments and others	2,388	2,982	2,700
Investment securities	986	1,354	1,177
Shares of affiliated company	450	450	450
Others	1,220	1,209	1,334
Allowance for doubtful accounts	(268)	(31)	(261)
Total fixed assets	5,019	5,743	5,389
Total assets	353,512	561,764	488,111

(Millions of Yen)

Item	December 31, 2003	December 31, 2004	March 31, 2004
(Liabilities)			
Current liabilities			
Trading assets	70	2	217
Margin account liabilities:	38,436	70,000	101,342
Loans from securities finance companies	13,027	31,436	64,046
Proceeds of securities sold on customers' account	25,409	38,563	37,296
Payables on collateralized securities transactions:	12,196	37,774	23,579
Cash deposits as collateral for securities loaned	12,196	37,774	23,579
Deposits received	57,672	108,582	79,361
Guarantee money received	97,929	127,352	112,977
Suspense account for undelivered securities	10	–	15
Short-term borrowings	12,927	73,379	25,177
Commercial paper	–	3,000	3,000
Bond due within one year	–	500	500
Accrued income taxes	3,738	3,374	6,111
Accrued bonuses	60	138	–
Others	1,176	1,583	1,648
Total current liabilities	224,214	425,684	353,925
Long-term liabilities			
Bond	20,500	40,000	20,000
Convertible bond	40,000	40,000	40,000
Long-term borrowings	31,037	8,008	33,532
Reserve for directors' retirement bonuses	281	241	281
Total long-term liabilities	91,818	88,249	93,813
Statutory reserves			
Reserve for securities transactions	1,117	1,698	1,261
Total Statutory reserves	1,117	1,698	1,261
Total liabilities	317,149	515,630	448,999
(Shareholders' equity)			
Common stock	11,447	11,464	11,463
Capital surplus			
Additional paid-in capital	9,296	9,313	9,312
Total capital surplus	9,296	9,313	9,312
Earned surplus			
Earned surplus reserves	159	159	159
Voluntary reserves	4,250	4,250	4,250
Special purpose reserves	4,250	4,250	4,250
Inappropriate retained earnings	11,266	20,839	13,893
Total earned surplus	15,674	25,248	18,302
Net unrealized gain (loss) on investment securities, net of taxes	(43)	128	52
Treasury stock	(11)	(20)	(17)
Total shareholders' equity	36,363	46,133	39,112
Total liabilities and shareholders' equity	353,512	561,764	488,111

Non-Consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Operating revenues			
Commissions	13,754	19,636	20,206
Net gain (loss) on trading	1	5	30
Interest and dividend income	3,174	7,290	4,800
Total operating revenues	16,929	26,932	25,036
Interest expenses	905	1,763	1,298
Net operating revenues	16,025	25,168	23,738
Selling, general and administrative expenses	6,880	8,880	9,461
Transaction related expenses	1,588	2,450	2,260
Employees' compensation and benefits	1,404	1,407	1,845
Occupancy and rental	269	219	399
Data processing and office supplies	2,890	3,927	3,995
Depreciation	499	543	682
Duties and taxes other than income taxes	48	139	61
Provision of allowance for doubtful accounts	95	—	94
Others	86	115	124
Operating income	9,144	16,368	14,277
Non-operating income	22	76	27
Non-operating expenses	279	102	298
Ordinary income	8,887	16,343	14,007
Special profits	2	59	2
Special losses	419	441	776
Income before income taxes	8,470	15,962	13,233
Income taxes – current	4,303	6,561	6,672
Income taxes – deferred	(480)	195	(713)
Net income	4,647	9,206	7,275

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Nine months ended Dec. 31, 2004 (A)	Nine months ended Dec. 31, 2003 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2004
Brokerage	18,388	12,913	142.4%	18,933
(Stocks)	18,285	12,813	142.7%	18,798
(Bonds)	−	−	−	−
(Beneficiary certificates)	72	58	124.3%	83
(Others)	31	43	72.2%	52
Underwriting and selling	243	105	230.9%	191
Subscription and distribution	28	29	98.6%	36
Others	978	707	138.2%	1,047
Total	19,636	13,754	142.8%	20,206

(2) Commission revenues by product

(Millions of Yen)

	Nine months ended Dec. 31, 2004 (A)	Nine months ended Dec. 31, 2003 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2004
Stocks	18,952	13,162	144.0%	19,355
Bonds	−	−	−	−
Beneficiary certificates	74	58	127.6%	85
Others	610	534	114.3%	766
Total	19,636	13,754	142.8%	20,206

2. Net trading gains

(Millions of Yen)

	Nine months ended Dec. 31, 2004 (A)	Nine months ended Dec. 31, 2003 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2004
Stocks	1	(0)	−	28
Bonds and others	3	1	389.3%	2
Bonds	−	−	−	−
Others	3	1	389.3%	2
Total	5	1	620.0%	30

3. Stock trading

(Millions of shares, millions of Yen)

	Nine months ended Dec. 31, 2004 (A)		Nine months ended Dec. 31, 2003 (B)		Comparison (A) / (B)		Year ended Mar. 31, 2004	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	21,787	14,937,803	18,095	9,162,378	120.4%	163.0%	25,304	13,651,243
(Proprietary trading)	5	621	5	2,724	105.6%	22.8%	8	3,269
(Brokerage)	21,782	14,937,182	18,090	9,159,653	120.4%	163.1%	25,296	13,647,974
Brokerage/Total	100.0%	100.0%	100.0%	100.0%			100.0%	100.0%
Brokerage commission per share (Yen)	0.83		0.70				0.74	

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Nine months ended Dec. 31, 2004 (A)	Nine months ended Dec. 31, 2003 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2004
Underwriting and selling	Stocks	(Number of shares)	1	1	119.6%	1
		(Value)	5,650	2,114	267.2%	4,094
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	–	–	–	–
	Commercial paper and others	(value)	–	–	–	–
Subscription and distribution	Stocks	(Number of shares)	0	0	193.5%	0
		(Value)	811	1,449	56.0%	1,706
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	2,501	1,447	172.9%	2,098
	Commercial paper and others	(value)	–	12	–	12

5. Capital Adequacy Ratio

(Millions of Yen)

			As of Dec. 31, 2004	As of Dec. 31, 2003	As of Mar. 31, 2004
Tier I Capital		(A)	46,005	36,363	36,799
Tier II Capital	Net unrealized gain on investment		127	–	52
	Statutory reserves		1,698	1,116	1,261
	Allowance for doubtful accounts		160	200	205
	Short-term debts		500	500	500
	Total	(B)	2,486	1,816	2,019
Assets to be deducted from equity capital		(C)	4,824	4,427	4,633
Equity capital after deduction (A) + (B) – (C)		(D)	43,667	33,752	34,184
Risk	Market risk		137	90	135
	Counter party risk		6,075	3,759	5,439
	Basic risk		2,770	2,096	2,262
	Total	(E)	8,982	5,946	7,837
Capital adequacy ratio		(D)/(E)	486.1%	567.6%	436.1%

Note: Capital adequacy ratio as of March 31, 2004 is calculated with appropriated retained earnings being deducted from Tier I capital.

Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar.31, 2004 (03. 4. 1 – 03. 6.30)	2Q of the year ended Mar.31, 2004 (03. 7. 1 – 03. 9.30)	3Q of the year ended Mar.31, 2004 (03.10. 1 – 03.12.31)	4Q of the year ended Mar.31, 2004 (04. 1. 1 – 04. 3.31)	Total for the year ended Mar.31, 2004 (03. 4. 1 – 04. 3.31)
Operating revenues	3,894	6,180	6,856	8,107	25,036
Commissions	3,127	5,159	5,468	6,452	20,206
Net gain (loss) on trading	0	(0)	1	29	30
Interest and dividend income	767	1,021	1,387	1,626	4,800
Interest expenses	295	293	316	393	1,298
Net operating revenues	3,599	5,886	6,539	7,713	23,738
Selling, general and administrative expenses	2,039	2,461	2,380	2,580	9,461
Transaction related expenses	413	588	586	672	2,260
Employees' compensation and benefits	461	432	512	441	1,845
Occupancy and rental	92	89	88	130	399
Data processing and office supplies	870	1,020	1,001	1,105	3,995
Depreciation	155	170	174	183	682
Duties and taxes other than income taxes	14	51	(17)	13	61
Provision of allowance for doubtful accounts	9	76	10	(1)	94
Others	25	35	26	38	124
Operating income	1,560	3,426	4,159	5,133	14,277
Non-operating income and expenses	10	(44)	(223)	(13)	(270)
Ordinary income	1,570	3,381	3,935	5,120	14,007
Special profits and losses	(168)	(135)	(114)	(357)	(774)
Income before income taxes	1,402	3,246	3,822	4,763	13,233
Income taxes-current	708	1,748	1,847	2,369	6,672
Income taxes-deferred	(61)	(251)	(168)	(233)	(713)
Net income	756	1,749	2,143	2,627	7,275

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6. 30)	2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 - '04. 9.30)	3Q of the Year ended Mar. 31, 2005 ('04.10. 1 - '04.12.31)	Total for the nine months ended Dec. 31, 2004 ('04. 4. 1 - '04.12.31)
Operating revenues	10,407	8,536	7,989	26,932
Commissions	7,990	6,116	5,531	19,636
Net gain (loss) on trading	13	(2)	(7)	5
Interest and dividend income	2,403	2,421	2,466	7,290
Interest expenses	603	534	626	1,763
Net operating revenues	9,804	8,001	7,363	25,168
Selling, general and administrative expenses	3,164	2,684	2,952	8,880
Transaction related expenses	926	753	770	2,450
Employees' compensation and benefits	520	398	488	1,407
Occupancy and rental	73	73	74	219
Data processing and office supplies	1,332	1,248	1,348	3,927
Depreciation	173	180	190	543
Duties and taxes other than income taxes	54	45	39	139
Provision of allowance for doubtful accounts	48	(48)	–	–
Others	37	34	43	115
Operating income	6,640	5,317	4,411	16,368
Non-operating income and expenses	(56)	10	21	(25)
Ordinary income	6,584	5,327	4,432	16,343
Special profits and losses	(123)	(112)	(146)	(382)
Income before income taxes	6,461	5,215	4,286	15,962
Income taxes-current	2,373	2,448	1,740	6,561
Income taxes-deferred	315	(189)	70	195
Net income	3,773	2,957	2,477	9,206

7. Operational information for Netstock

First half of Year ended 2003

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts	75,638	77,265	79,226	81,087	82,671	84,018
(Change)	(1,532)	(1,627)	(1,961)	(1,861)	(1,584)	(1,347)
Number of Netstock margin accounts	21,471	21,871	22,250	22,797	23,297	23,614
(Change)	(552)	(400)	(379)	(547)	(500)	(317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of Year ended 2003

	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003
Number of Netstock accounts	85,325	86,619	87,922	89,254	90,730	92,087
(Change)	(1,307)	(1,294)	(1,303)	(1,332)	(1,476)	(1,357)
Number of Netstock margin accounts	23,933	24,181	24,431	24,651	24,893	25,150
(Change)	(319)	(248)	(250)	(220)	(242)	(257)
Number of share trades via Netstock	593,425	606,211	493,275	528,380	548,925	545,429
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187	415,422	432,760	398,661

First half of year ended 2004

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts	93,411	95,164	97,266	100,429	103,934	108,311
(Change)	(1,324)	(1,753)	(2,102)	(3,163)	(3,505)	(4,377)
Number of Netstock margin accounts	25,394	25,889	26,478	27,671	28,949	30,324
(Change)	(244)	(495)	(589)	(1,193)	(1,278)	(1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of fiscal 2004

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts	113,211	117,112	120,448	124,905	133,228	143,229
(Change)	(4,900)	(3,901)	(3,336)	(4,457)	(8,323)	(10,001)
Number of Netstock margin accounts	31,855	33,000	34,069	35,200	36,260	37,763
(Change)	(1,531)	(1,145)	(1,069)	(1,131)	(1,060)	(1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

First half of year ended 2005

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts (Change)	156,021 (12,792)	169,132 (13,111)	177,804 (8,672)	185,468 (7,664)	192,427 (6,959)	201,002 (8,575)
Number of Netstock margin accounts (Change)	39,350 (1,587)	40,852 (1,502)	42,052 (1,200)	43,081 (1,029)	43,847 (766)	44,711 (864)
Number of share trades via Netstock	2,060,073	1,383,304	1,650,460	1,468,081	1,251,581	1,357,833
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

Second half of fiscal 2005

	Oct. 2004	Nov. 2004	Dec. 2004
Number of Netstock accounts (Change)	210,147 (9,145)	219,658 (9,511)	232,808 (13,150)
Number of Netstock margin accounts (Change)	45,616 (905)	46,807 (1,191)	47,688 (881)
Number of share trades via Netstock	1,317,782	1,381,641	1,513,759
Total value of shares traded via Netstock (Millions of Yen)	1,311,479	1,309,593	1,442,605